Tractebel Energia

SUEZ

Florianópolis, January 29th, 2003.

03 FEB 10 AM 7:21

CE DF-0006/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

03003755

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the 13rd Extraordinary General Meeting of Tractebel Energia S.A´s minutes. We are also enclosing a copy of Tractebel Energia Yearly Information Report 2001, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc: Glorinete Laurentino
The Bank of New York

dw 2/10

Tractebel Energia

03 FEB 10 AM 7:21

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

STOCK COMPANY – CNPJ 02.474.103/0001-19

RELEVANT FACT

Tractebel Energia S.A. communicates to their shareholders and to the market as a whole that the Extraordinary Shareholders Meeting, which took place on December 30th, 2002 approved the subjects from the Agenda, according to Edital published on December 13th, 2002, changing the 5th article of its Bylaw, referring to dividends payment, as follows:

Former Redaction:

"Art. 5° - § 5.° - The A class nominal preferred shares will have priority on dividends distribution not inferior than 2% (two per cent) from the investment remuneration legal fee of electric energy companies, and these dividends will be calculated on own capital for these kind and class of shares, to be divided proportionally among them."

"Art. 5° - § 6.° - The B class nominal preferred shares will have priority on dividends distribution of 6% (six per cent) per year, on own capital for these kind and class of shares, and these dividends will be divided proportionally among them."

Approved Redaction:

"Art. 5° - § 5.° - The A class nominal preferred shares will have priority on dividends, calculated at the rate of 8% (eight percent) of the capital related to this kind and class of shares, or at the rate of 3% (three) percent of the Net Worth related to this kind and class of shares, what be higher, to be divided proportionally among them."

"Art. 5° - § 6.° - The B class nominal preferred shares will have priority on dividends distribution calculated at the rate of 6% (six per cent) of the capital related to this kind and class of shares, or at the rate of 3% (three) percent of the Net Worth related to this kind and class of share, what be higher, and these dividends will be divided proportionally among them."

Aiming the adequate understanding regarding the alterations above, the Company clarifies that: (a) the definition of 8% of PNA shares stock capital (§ 5°) had as objective to adequate Bylaw to the Company's practice since its constitution, as it cames being divulged at Annual Information – IAN, at Quarterly Information – ITR and at Standard Financial Information - DFP; (b) as the parameter of 3% of Net Worth to PNA and PNB shares (§§ 5° e 6°), it is an adaptation of Bylaw to the Law no. 10,303/01 disposals.

Florianópolis, January 27th, 2003
Marc Jacques Zelie Verstraete
Financial and Investors Relationship Director

SUEZ

Tractebel Energia

CNPJ 02.474.103/0001-19

MINUTES FROM THE 13th (THIRTEENTH) EXTRAORDINARY SHAREHOLDERS MEETING OF TRACTEBEL ENERGIA S.A.

On December 30th, 2002, at 12:00 a.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi no. 366, Centro, Florianópolis, Santa Catarina state, the shareholders of Tractebel Energia S.A. came together, representing more than 2/3 (two third parts) of the preferred stock capital, according to registers and signatures constant of "Shareholders Presence Book", in order to deliberate about the subjects of the Agenda. At the meeting opening, according to the article 12 of Bylaw, Mr. Maurício Stolle Bähr, Board of Directors Chairman, who is in charge of the meeting works, proposed the indication of Mr. José Moacir Schmidt, as Secretary, which was accepted. Beginning the meeting, the Chairman thanked the presence of shareholders. In the continuation, informed that the Minutes will be drawn up as a facts summary, according to the Article no. 130, § 1st, from Law no. 6,404/76 terms, and that the current Meeting was convoked by edital published in the following Newspapers "Gazeta Mercantil", "Diário Catarinense" and "Diário Oficial do Estado de Santa Catarina", editions from December 13th, 16th and 17th, 2002 and asked me to read them and so I did, as follows: "***EXTRAORDINARY SHAREHOLDERS MEETINGS – CONVOCATION*** *- According to the legal disposals and Bylaw, the Shareholders of TRACTEBEL ENERGIA S.A. are convoked for the Extraordinary Shareholders Meetings that will take place on December 30th, 2002, at 12:00 a.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina state, with the following Agenda:* ***1.*** *Change of the following parts of Company's Bylaw:* ***1.1.*** *5th article caput, in order to mention the total amount of shares which compose the Company's subscribed Capital Stock;* ***1.2.*** *5th and 6th paragraphs of 5th article, to adapt the Bylaw to the disposed at the 8th article (caput) of Law no. 10,303/2001 and at the 17th article, § 1st, I, "a", of Law no. 6,404/1976, with redaction given by the Law no. 10,303/2001;* ***1.3.*** *17th article, to define as trimestrial the Board of Directors Ordinary Meetings; and* ***1.4.*** *incises VIII and XII of 19th article, to establish new competence limits to Company's Management. The Shareholders shall prove their shareholders condition up to 72 (seventy two) hours before the Meeting, through deposit of documents that prove the ownership of Tractebel Energia S.A. shares, to be delivered at Company's Headquarters, during the business hours. Florianópolis, December 12th, 2002, Maurício Stolle Bähr, Board of Director Chairman".* **Next, the Chairman put into discussion the first item of Agenda**: **Item 1.1.** - Change of the caput of 5th article of Bylaw, in order to mention the total amount of shares which compose the Company's subscribed Capital Stock. Putting into discussion, **the subject was approved by unanimity**, which new redaction is as following: "***5th Article*** *- The Company's subscribed Capital Stock is R$ 2,445,766,091.90 (two billion, four hundred forty five million, seven hundred sixty six thousand, ninety one Reais and ninety cents) divided in 652,742,193,511 (six hundred fifty two billion, seven hundred forty two million, one hundred ninety three thousand and five hundred and eleven) shares, being 464,052,075,236 (four hundred sixty four billion, fifty two million, seventy five thousand and two hundred thirty six) nominal common shares, 75,069,876 (seventy five million, sixty nine thousand and eight hundred seventy six) A class nominal preferred shares and 188,615,048,399 (one hundred eighty eight billion, six hundred fifteen million, forty eight thousand and three hundred ninety nine) B class nominal preferred shares, all without face value.* ***Item 1.2.*** **-** 5th and 6th paragraphs of 5th article alteration, to adapt the Bylaw to the disposed at the 17th article, § 1st, I, "a", of Law no. 6,404/1976, with redaction

Tractebel Energia

given by the Law no. 10,303/2001. Before putting the matter in vote, the Chairman informed to the present shareholders that the proposed changes do not imply in rights suppression of shareholders that own preferred shares; but warrant to them, at least, dividends receiving equal to the established at line "a", incised I, of § 1st of 17th article Law no. 6,404/76, with redaction given by the Law no. 10,303/2001. Put the matter to vote, **it was approved by unanimity**, which new redaction is as following: *"5th article: § **5th** – The A class nominal preferred shares will have priority on dividends distribution, calculated at the rate of 8% (eight percent) of capital related to this kind and class of shares, or at the rate of 3% (three) percent of the Net Worth related to this kind and class of shares, what be higher, to be divided proportionally among them. § **6th** – The B class nominal preferred shares will have priority on dividends distribution calculated at the rate of 6% (six per cent) of capital related to this kind and class of shares, or at the rate of 3% (three) percent of the Net Worth related to this kind and class of shares, what be higher, these dividends will be divided proportionally among them." **Item 1.3.** - Change at 17th article to define as trimestrial the Board of Directors Ordinary Meetings.* Put the matter to vote, **it was approved by unanimity**, which new redaction is as following: *"**Article 17** – The Board of Directors will come together, ordinarily, each trimester, and, extraordinarily, whenever the Company's interest claims, through convocation under this Bylaw way." **Item 1.4.** - Changes at VIII and XII incises of article 19, to establish new competence limits to Company's Management.* Put the matter to vote, **it was approved by unanimity**, which new redaction is as following: *"**Article 19... VIII** – approve the agreements and obligations assumption over R$ 15,000,000.00 (fifteen million Reais); **XII** – approve the alienation or burdening of Company's permanent assets goods over R$ 15,000,000.00 (fifteen million Reais);"* **In pursuance of such alterations, the Company's Bylaw consolidation was made, which new redaction is as following: CHAPTER I – From Denomination, Organization, Headquarters, Validity and Object – 1st Article** - TRACTEBEL ENERGIA S.A. is a stock company that rules itself by the present Bylaw, by the Stock Companies Law and by the others applicable Laws and Rules. **2nd Article** – The Company has its Headquarters and forum in Florianópolis, Santa Catarina state, at Rua Antônio Dib Mussi, 366, Centro, being able to create subsidiaries, branches, agencies and offices, inside the Country and abroad. **3rd Article** - The Company has indeterminate validity. **4th Article** – The Company has as its social proposal: **I** – perform studies, projects, construction and operation of electric energy power plants, as well as settling trade acts resulting from these activities; **II** – take part in energetic sector interest researches, linked to electric energy generation and distribution, as well as in multiple purpose reservoir use studies; **III** – contribute for technical personnel formation necessary to the electric energy sector, as well to the qualified workers training, through special courses; **IV** – participate on entities destined to interconnected electric systems operational co-ordination; **V** – take part in associations or organizations with technical, scientific and entrepreneurial character in regional, national or international ambit, for the electric energy sector concern; **VI** – contribute for environment preservation during its activities; **VII** – collaborate with the programs related to the promotion and incentive for national industry of material and equipment destined to the electric sector, as well for its technical normalization, standardization and quality control; and **VIII** - participate, as partner, quotaholder or shareholder, of other societies in the electric sector. **CHAPTER II – From the Capital and Shares – 5th Article** - The Company's subscribed Capital Stock is R$ 2,445,766,091.90 (two billion, four hundred forty five million, seven hundred sixty six thousand, ninety one Reais and ninety cents) divided in 652,742,193,511 (six hundred fifty two billion, seven hundred forty two million, one hundred ninety three thousand and five hundred and eleven) shares, being 464,052,075,236 (four hundred sixty four billion, fifty two million, seventy

five thousand and two hundred thirty six) nominal common shares, 75,069,876 (seventy five million, sixty nine thousand and eight hundred seventy six) A class nominal preferred shares and 188,615,048,399 (one hundred eighty eight billion, six hundred fifteen million, forty eight thousand and three hundred ninety nine) B class nominal preferred shares, all without face value. **§ 1st** – The Company may issue preferred shares until the limit of 2/3 (two third parts) of Capital Stock, without observing proportion with the others, which will compete in the same conditions with the common shares. **§ 2nd** – The nominal common shares, with right to vote, and nominal preferred shares, without right to vote, may be kept in deposit accounts in name of the respective owners, under the writ regimen, without certificates issue, in financial institution designated by the Board of Directors. **§ 3rd** - Whenever the share ownership transference takes place, the depositary financial institution can charge, from the alienator shareholder, the cost concerning to the service of such transference, observing the maximum amount fixed by the Stock Exchange Commission. **§ 4th** – The nominal preferred shares can not be converted in common shares and will have priority on the capital reimbursement and dividends distribution. **§ 5th** – The A class nominal preferred shares will have priority on dividends distribution, calculated at the rate of 8% (eight percent) of the capital related to this kind and class of shares, or at the rate of 3% (three) percent of the Net Worth related to this kind and class of shares, what be higher, to be divided proportionally among them. **§ 6th** – The B class nominal preferred shares will have priority on dividends distribution calculated at the rate of 6% (six per cent) of the capital related to this kind and class of shares, or at the rate of 3% (three percent) of the Net Worth related to this kind and class of share, what be higher, and these dividends will be divided proportionally among them. **§ 7th** – The nominal preferred shares will participate, in the same conditions with the nominal common shares on dividends distribution, after being assured the lesser of minimum foreseen dividend at previous §§ for the common shares. **6th Article** – The Company may issue simple debentures or share convertible debentures. **Unique Paragraph** – The share convertible debentures paying in will obey the rules established by the Shareholders Meeting, which may delegate for the Board of Directors the titles condition settlement or up-dating. **7th Article** – The Company's capital increase will be performed through public or private shares subscription, by debentures conversion or reserves incorporation, capitalizing the resources through the modalities accepted by law, and the shares paying in will obey the rules and conditions established by its Board of Directors. **Unique Paragraph** – The shareholder who will not do the payment according to the rules and conditions referred on this Article, will remain in delay and monetary up-dating, 12% (twelve percent) p.a. interest and 10% (ten percent) fine will be applied on the expired installment amount. **8th Article** – The Company is authorized, by Board of Directors deliberation, independently of Bylaw reform, to increase its Stock Capital until the limit of R$ 4,500,000,000.00 (four billion and five hundred million Reais). **§ 1st** – Besides the other condition referring to the new shares issue, it will be proper to the Board of Directors determine the issue price and the pay in term of subscribed shares. **§ 2nd** – The capital increases may be done without the need of keeping proportion between preferred and common shares, observing the disposal on the § 1st from the 5th Article. **§ 3rd** – The Board of Directors may approve new shares issue without preference right for the ancient shareholders, if the placement is performed through sale in stock market, public subscription or barter by shares in control acquisition public offer. **9th Article** – The Company may issue unique or multiple share titles. The aggregation or split-off will be done after shareholder solicitation and the titles substitution expenses will be in its charge. **Unique Paragraph** – The services of shares conversion, transference and split-off may be transitorily suspended, observing the rules and limitations established by the legislation in force.

CHAPTER III – From the Shareholders Meeting - Article 10 – The Ordinary Shareholders Meeting will take place into the 4 (four) first months after the fiscal year end, in day and hour previously established, for: **I** – take the accounts from the managers, exam, discuss and vote the financial statement; **II** – deliberate about the Net Profit destination and the dividends distribution; and **III** – elect the Fiscal Council members and, whenever is necessary, the Board of Directors members. **Article 11** – The Shareholders Meeting will come together, extraordinarily whenever is necessary, observing in its convoking, installation and deliberations, the legal and Bylaw prescriptions. **Article 12** – The board which will conduct the Shareholders Meeting works will be constituted by the Board of Directors Chairman or, in his absence or impediment, for whom the assembly chose, and by a Secretary, chosen among the presents. **Article 13** – The Convocation may regulate the shareholder presence at Shareholders Meeting to the law foreseen requests fulfillment, and it shall present a document that proves its shareholder position. The documents deposit may be claimed with 72 (seventy two) hours before the Shareholders Meeting date. **CHAPTER IV – From Management - Article 14** – The Company will be managed by a Board of Directors and by a Directory. **Article 15** – The Shareholders Meeting will establish the managers' remuneration. If the remuneration is established as an amount, the Board of Directors shall deliberate on its ratio among its members and Directors. **CHAPTER V – From the Board of Directors - Article 16** – The Board of Directors will be composed up to 7 (seven) members, being one of them the Chairman and other the Vice-Chairman, chosen by the shareholders, by the law, in charge for 3 (three) years long, with re-election allowed. **§ 1st** – One of the Board of Directors member will be indicated by the Company's employees and elected on shareholders agreement terms, among them the controller shareholder. **§ 2nd** – Occurring the vacancy at the Board of Directors, the shareholders shall be convoked, by the law, for electing a substitute in a Shareholders Meeting. **Article 17** – The Board of Directors will come together, ordinarily, each trimester and, extraordinarily, whenever the Company's interest claims, through convocation under this Bylaw way. **Article 18** – The Board of Directors meetings will be convoked by its Chairman or by members which represents at least 1/3 (one third part) of its members, being dispensed the convocation at the hypothesis of the complete members presence. The Board of Directors will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote. **Article 19** – The Board of Directors will have the following attributions: **I** – settle the Company's business general orientation; **II** – elect and destitute the Directors and settle their attributions, observing the disposal on this Bylaw; **III** – fiscalize the Directors' management; **IV** – establish limits and duties for the Company representing by procurators; **V** – convoke the Shareholders Meeting; **VI** – voice their opinion about the Annual Report and the Directory accounts; **VII** – approve the Company's annual budget amount; **VIII** – approve the agreements and obligations assumption over R$ 15,000,000.00 (fifteen million Reais); **IX** – propose to the Shareholders Meeting the debentures issue; **X** – deliberate on debentures negotiation condition, by Shareholders Meeting delegation, up to the authorized limit; **XI** – approve the concession of warranty or aval for others; **XII** – approve the alienation or burdening the Company's permanent assets goods over R$ 15,000,000.00 (fifteen million Reais); **XIII** – deliberate on the Company's shares acquisition and alienation establishing their prices and conditions; **XIV** – deliberate on the new shares issue, the issue price and the other condition of such issue, observing this Bylaw terms; **XV** – deliberate, on the semester financial statements elaboration or in smaller periods and the intermediary dividends distribution or its accountancy on accumulated profits account or on profits reserve accounts, as well the credit or payment of interest on own capital, in the cases foreseen in this Bylaw. **XVI** – deliberate on commercial

Tractebel Energia

promissory notes issue (commercial papers), as well subscription bonds issue; **XVII** – chose and destitute the independent auditor; **XVIII** – approve the Company's Internal Regiment; and **XIX** – deliberate on omission cases in the Bylaw. **Article 20** – In the Chairman absences or impediments, he will be replaced by the Vice-Chairman. **CHAPTER VI – From Directory** - **Article 21** – The Company's Directory will be composed up to 7 (seven) members, being one of them the Chairman, elected by the Board of Directors, with 3 (three) years long mandate, with re-election allowed. **Article 22** – The Directory will come together ordinarily at least once in a month and extraordinarily, always the Company's interest claims, through this Bylaw terms convocation. **Article 23** – The Directory's meetings will be convoked by its Chairman or by 2 (two) Directors, being dispensed the convocation on hypothesis of all members presence. The Directory will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote. **Article 24** - Compete to the Directory the Company's general direction and representation, observing this Bylaw and the guidelines and attributions settled by the Board of Directors. **Unique Paragraph** – Under its function execution are Directory's duties: **I** – elaborate the financial information and the management report, whenever is necessary; **II** – elaborate the Company's Internal Regiment and submit it to the Board of Directors approval; **III** – elaborate the Company's annual budget; and **IV** – approve any revision of the annual approved budget, observed the global amount approved by the Board of Directors. **Article 25** - In case of temporary impediment, license or vacation of any Director, the Directory will indicate one Director to accumulate its functions. **Article 26** – In case of vacancy, the Directory will designate one Director to accumulate the functions of the vacant post, up to the Board of Director first meeting, when the vacant post will be filled, for the remaining period of the substituted Director. **Article 27** – The Company will be obliged for the conjunct signatures of two Directors, observed, although, the determination of following §§. **§ 1st** – The Directors will be able to name attorneys to represent the Company, always acting jointly with one Director or another attorney with plenty of power or, further, acting singly. **§ 2nd** - The Company's power of attorney shall be approved by 2 (two) Directors and shall specify the power granted and the mandate term, excepted the power of attorney to represent the Company at administrative and judicial processes which may have undetermined term. **CHAPTER VII** – From Directors Attribution - **Article 28** – It is entitled to the Chairman: **I** – superintend the Company's business and formulate its policies and strategies; **II** – keep internal audit system; and **III** – preside the Directory meetings. **Article 29** - It is entitled to the Administrative Director: **I** – formulate general administrative procedures and policies for documentation, supply, general services, administrative support, transport and information technology management; **II** – promote actions concerning the entrepreneurial communication and public relations; and **III** – formulate the Company's Human Resources policies. **Article 30** - It is entitled to the Financial and Investor Relationship Director: **I** – promote the Company's financial and accounting management; **II** – co-ordinate the relations with financial and stock markets, rendering information to the Stock Exchange Commission – CVM, Stock Exchange, shareholders and investors, as required by the applicable legislation; and **III** – implant the policies and coordinate the Company's insurance contraction. **Article 31** – It is entitled to the Planning and Control Director: **I** – elaborate the Strategic Plan and prepare and follow the Company's budget; **II** – effectuate the planning and the production plan, the accounting and trade of energy at MAE and operate the purchase and sale of energy; **III** – evaluate and monitor the Company's entrepreneurial risk assessment; **IV** – manage the regulatory subjects related to the production and trade of energy, analyze prices and risks and propose strategies for energy sale; and **V** – coordinate the activities of the Risk Management Committee. **Article 32** – It is entitled to the Energy

Tractebel Energia

Production Director: **I** – promote the operation and maintenance of Company's production assets. **Article 33** - It is entitled to the Energy Trading and Business Director: **I** – perform the energy trading for the short, medium and long run; **II** - develop new markets and clients and define products to be traded; **III** – develop new investments in co-generation and give support at new business development; **IV** – develop and implant the concept of TIS - Tractebel Industrial Solutions; **V** – Represent the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions; **VI** – Coordinate the Energy Trade Planning Committee activities which, ordinarily, shall meet fortnightly. **Article 34** – It is entitled to the Project Implantation Director: **I** – conduct the physical implementation of new undertakes, including construction, urbanism and infra-structure; and **II** – conduct the licensing and commissioning of the new undertakes. **CHAPTER VIII** – From Strategic Committee - **Article 35** – The Company may have a strategic committee, which will be an administration consulting instrument, with functions to opine and advise the Board of Directors and Directory on matters in which it is submitted. The Strategic Committee will be formed up to 7 (seven) members, shareholders or not, living in the Country or not, being able to be managers, elected by the Board of Directors, which will set the remuneration of its members, and its functioning will be ruled by the Company's Internal Regiment. **CHAPTER IX – From Fiscal Council** - **Article 36** – The Fiscal Council will not have permanent functioning, installing just when requested by shareholders, in the form of the law, being constituted up to 5 (five) effective members and same proxy number, with 1 (one) year mandate. The Shareholders Meeting which comes to elect the Fiscal Council, will also set the respective remuneration, observed the legal minimum amount. **CHAPTER X – From Fiscal Year and Financial Statements** - **Article 37** – The fiscal year will end on December 31st of each year and will obey, concerning the financial statements, the legal applicable dispositions. **§ 1st** - The dividends distribution not inferior to 25% (twenty five percent) from the net profit will be obliged for each fiscal year, adjusted at law terms, observed the foreseen dispositions at 5th Article concerning the dividends of preferred shares, the whole fiscal year results destination shall be submitted to the Shareholders Meeting deliberation. **§ 2nd** – The Company may rise financial statements on June 30th of each year, and the Board of Directors may declare dividends based on the same. **§ 3rd** – The Company may elaborate financial statements and distribute dividends in shorter periods, since the total of paid dividends on each semester of fiscal year do not exceed the amount of the capital reserve which treats the §1st of the article 182 of the Law 6,404, from December 15th, of 1976. **§ 4th** – The Board of Directors may declare intermediary dividends, to the accumulated profit account or profits reserves existing at the last annual or semi-annual balance. **§ 5th** – The Company, by means of Board of Directors deliberation, may credit or pay remunerative interest over own capital to the shareholders, observing, for this purpose, the applicable legislation. The amount paid or credited by the Company in the quality of interests over own capital may be imputed, in terms of applicable legislation, by the obligatory dividends values, including the preferred shares dividends. **Article 38** – The action to plead the dividends prescribes in 3 (three) years, in which, not claimed opportunely, will be reverted in benefit of the Company. **CHAPTER XI – From General Disposition** - **Article 39** – The participation on profits or results, disentailed from remuneration, may be paid to the employees, after manifestation of the Ordinary Shareholders Meeting, in consonance with the pertinent legislation". As nobody wanted to use the words, the Chairman thanked everyone's presence and concluded the work of the present General Shareholder Meeting, asking to be drawn up the present Minutes, which, after being read and thought accordingly, was signed by Chairman and by shareholders that represent more than 2/3 of the voting capital of the

Tractebel Energia

Company, and by me, Secretary, extracting from it the necessary copies, destined to legal ends. Florianópolis, December 30th 2002.

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary

Shareholders:

TRACTEBEL EGI SOUTH AMERICA LTDA.

PATRICK CHARLES CLEMENT OBYN

JOSÉ MOACIR SCHMIDT

TEMPLETON LATIN AMERICA FUND

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

FOREIGN & COLONIAL LATIN AMERICAN FUND

ISHARES MSCI BRAZIL (FREE) INDEX FUND

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA

5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.

6 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	

11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
PAULO MAURÍCIO MANTUANO DE LIMA

2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7016	-	-	

13 - DDD	14 - FAX	15 - FAX	16 - FAX	
48	221-7015	-	-	

17 - E-MAIL
mantuano@tractebelenergia.com.br

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	Rio de Janeiro	RJ	21	2202-2592	2202-2593
02	São Paulo	SP	11	3188-5914	3147-5731
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO RUA ANTÔNIO DIB MUSSI, 366			3 - BAIRRO OU DISTRITO CENTRO	
4 - CEP 88015-110	5 - MUNICÍPIO FLORIANÓPOLIS			6 - UF SC
7 - DDD 048	8 - TELEFONE 221-7060	9 - TELEFONE -	10 - TELEFONE -	11 - TELEX
12 - DDD 048	13 - FAX 221-7002	14 - FAX -	15 - FAX -	
16 - E-MAIL marc@tractebelenergia.com.br				

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL 01/01/2001	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL 31/12/2001
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO 01/01/2002	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO 31/12/2002
5 - NOME/RAZÃO SOCIAL DO AUDITOR DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	6 - CÓDIGO CVM 00385-9
7 - NOME DO RESPONSÁVEL TÉCNICO MARCELO CAVALCANTI ALMEIDA	8 - CPF DO RESP. TÉCNICO 335.905.597-72

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO Bolsa
3 - TIPO DE SITUAÇÃO Operacional
4 - CÓDIGO DE ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO
Estrangeira

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis		Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
28/03/2002	17/05/2002
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	**4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS**
12/04/2002	10/04/2002

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	GAZETA MERCANTIL	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
09/01/2003	

sentação Espontânea

IDENTIFICAÇÃO

ÓO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
)	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
MAURÍCIO STOLLE BÄHR	748.528.847-49	16/04/2001	3 ANOS	2	PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO
ERIK LODEWIJK JACQUES DE MUYNCK	999.999.999-99	16/04/2001	3 ANOS	2	VICE-PRESIDENTE CONS.DE ADMINISTRAÇÃO
MANOEL ARLINDO ZARONI TORRES	115.116.056-34	16/04/2001	3 ANOS	3	DIRETOR PRESIDENTE E CONSELHEIRO
VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	16/04/2001	3 ANOS	2	CONSELHEIRO
DIRK BEEUWSAERT	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
ERIC LOUISA FRANS KENIS	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
LUIZ ANTÔNIO BARBOSA	343.757.249-00	16/04/2001	3 ANOS	2	CONSELHEIRO REPRESENTANTE DOS EMPREGADOS
MARC JACQUES ZELIE VERSTRAETE	009.031.889-70	14/05/2001	3 ANOS	1	DIRETOR FINANC.E DE RELAÇÕES COM INVEST.
ROBERTO DORVAL QUADROS	047.489.309-00	14/05/2001	3 ANOS	1	DIRETOR DE IMPLANTAÇÃO DE PROJETOS
JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	14/05/2001	3 ANOS	1	DIRETOR DE PRODUÇÃO DE ENERGIA
LUCIANO FLÁVIO ANDRIANI	375.647.309-00	14/05/2001	3 ANOS	1	DIRETOR ADMINISTRATIVO
MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	14/05/2001	3 ANOS	1	DIRETOR DE COMERCIALIZAÇÃO E NEGÓCIOS
MARCO ANTONIO AMARAL SURECK	200.638.909-25	15/03/2002	2 ANOS	1	DIRETOR DE PLANEJAMENTO E CONTROLE

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Tractebel Brasil Ltda. e Representante Geral da SUEZ no Brasil.

ERIK LODEWIJK JACQUES DE MUYNCK
Vice-Presidente do Conselho de Administração

Nascido em 06.06.1952. Engenheiro Eletricista e Nuclear, formado pela Universidade de Bruxelas, em 1975 e 1989, respectivamente.

Trabalhou como engenheiro de operação e manutenção de usinas térmicas e nucleares na Tractebel, entre 1979 e 1991. Trabalhou no Departamento de Distribuição entre 1991 e 1998. Assessorou o Gerente Geral da Electroandina, no Chile, em 1996. Foi gerente da empresa Dunamenti, na Hungria, entre 1997 e 1998.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP Fonntainebleau.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.
Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.
Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB.
Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e do Mercado Atacadista de Energia – MAE.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Atualmente é o Diretor Superintendente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau.

Membro da Diretoria Executiva da Tractebel Socièté Anonyme. Membro do Comitê Estratégico da Electrabel Socièté Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

ERIC LOUISA FRANS KENIS
Membro do Conselho de Administração

Nascido em 27.12.1952. Engenheiro Eletrotécnico – Catholic University of Louvain. Engenheiro Nuclear e de Segurança – Catholic University of Louvain. Programa de Gerenciamento – CEDEP Fonntainebleau.

Analista da Standard Telecommunications Laboratories – Harlow England. Supervisor do Grupo na Bell Telephone Antwerp. Trabalhou como Engenheiro Projetista, Engenheiro de Operações e Engenheiro de Reatores de 1978 a 1981 e como Gerente de Qualidade, Gerente do Departamento Nuclear e Gerente do Departamento de Operações de 1978 a 1993, na Electrabel Belgium. Assistente do Diretor Geral da NIGEN – Northern Ireland. Presidente do Conselho de Administração da CRSS – USA. Diretor Geral da Rosen – Italy. Diretor Geral da JTPC – India e Vice-Presidente Executivo de Operações da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

MARC JACQUES ZELIE VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Socièté Anonyme - Bélgica.

ROBERTO DORVAL QUADROS
Diretor de Implantação de Projetos

Nascido em 07.10.1946 - Engenheiro Mecânico - Universidade Federal de Santa Catarina – UFSC formado em 1969.

Foi Gerente de Construção de Sistemas de Transmissão e Gerente de Suprimentos na CELESC. Na ELETROSUL, respondeu pelas Gerências de Tecnologia de Materiais, Administração de Materiais e Planejamento Empresarial. Representou a ELETROSUL nas equipes de trabalho da COOPERS & LYBRAND no projeto de reestruturação do Setor Elétrico Brasileiro. Gerenciou a conclusão da barragem Norte (contenção de cheias no Rio Itajá-Açu, em Ibirama, SC), para a Secretaria Nacional de Desenvolvimento Regional. Na CASAN, respondeu pela Gerência de Planejamento da Obra do Sistema de Coleta e Tratamento de Esgotos de Florianópolis. Na GERASUL, foi Secretário Geral da Diretoria e do Conselho de Administração e Gerente do Projeto Machadinho.

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na Eletrosul. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da Eletrosul. Gerente do Departamento de Recursos Humanos da Eletrosul. Gerente de Recursos Humanos e Informática da Gerasul.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

MARCO ANTONIO AMARAL SURECK
Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico do MAE no estabelecimento das regras de mercado.

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

O BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
	05/07/2001	1.489	175	NÃO	NÃO

PREFERENCIAIS COM DIREITO A VOTO

DO ÚLTIMO ACORDO DE ACIONISTAS

POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

2 - NOME/RAZÃO SOCIAL							3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR	
TRACTEBEL EGI SOUTH AMERICA LTDA.							01.370.013-0001/15	BRASILEIRA	RJ
373.193.206	80,42	138.005.170	73,14	511.198.376	78,32	31/12/2002		SIM	
AÇÕES EM TESOURARIA									
0	0,00	0	0,00	0	0,00				
OUTROS									
90.858.869	19,58	50.684.948	26,86	141.543.817	21,68				
TOTAL									
464.052.075	100,00	188.690.118	100,00	652.742.193	100,00				

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	TRACTEBEL EGI SOUTH AMERICA LTDA.	31/12/2002

		2 - NOME/RAZÃO SOCIAL					3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
		TRACTEBEL SOCIÈTÈ ANONYME						BELGA	
667.192.228	99,99	0	0,00	667.192.228	99,99	31/12/2002			
		TRACTEBEL BRASIL LTDA.					01.528.374-0001/47	BRASILEIRA	RJ
1	0,01	0	0,00	1	0,01	31/12/2002			
		TOTAL							
667.192.229	100,00	0	0,00	667.192.229	100,00				

entação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	TRACTEBEL SOCIÈTÈ ANONYME	31/12/2002

	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.	

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	TRACTEBEL BRASIL LTDA.	31/12/2002

ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
8.253.124	99,99	0	0,00	8.253.124	99,99	31/12/2002	TRACTEBEL SOCIÈTÈ ANONYME		BELGA	
1	0,01	0	0,00	1	0,01	31/12/2002	KEITH LEE PRONSKE		AMERICANA	
8.253.125	100,00	0	0,00	8.253.125	100,00		TOTAL			

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	TRACTEBEL SOCIÈTÈ ANONYME	31/12/2002

	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

ORDINARIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	KEITH LEE PRONSKE	31/12/2002

	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 05/07/2001

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		464.052.075	1.738.761	1.738.761
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		75.070	281	281
04	PREFERENCIAIS CLASSE B	ESCRITURAL		188.615.048	706.724	706.724
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.193	2.445.766	2.445.766

entação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

- DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
07/08/2000	2.119.884	33.907	Subscrição Particular em Dinheiro	11.814.190	0,0028700000
14/11/2000	2.279.884	160.000	Subscrição Particular em Dinheiro	53.333.333	0,0030000000
05/07/2001	2.445.766	165.882	Subscrição Particular em Dinheiro	48.503.454	0,0034200000

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

entação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0001827958	ORDINÁRIA		84.827	18/04/2001
DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0002437277	PREFERENCIAL	A	18	18/04/2001
DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0001827958	PREFERENCIAL	B	25.612	18/04/2001
JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000512862	ORDINÁRIA		23.799	18/04/2001
JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000683816	PREFERENCIAL	A	5	18/04/2001
JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2001	162.801	0,0000512862	PREFERENCIAL	B	7.186	18/04/2001
DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001220432	ORDINÁRIA		56.635	17/04/2002
DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001899117	PREFERENCIAL	A	14	17/04/2002
DIVIDENDO	RCA	27/03/2001	31/12/2001	582.274	0,0001220432	PREFERENCIAL	B	23.019	17/04/2002
DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	ORDINÁRIA		11.824	13/05/2002
DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000325493	PREFERENCIAL	A	2	13/05/2002
DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	PREFERENCIAL	B	4.806	13/05/2002
JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	ORDINÁRIA		56.874	17/04/2002
JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	A	9	17/04/2002
JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	B	23.117	17/04/2002

entação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVI-DENDO FIXO	6 - % TIPO DIVI-DENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
ORDINÁRIA		71,09	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM
PREFERENCIAL	A	0,01	0,00	8,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO
PREFERENCIAL	B	28,90	0,00	6,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO

MODIFICAÇÃO ESTATUTÁRIA

DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
29/04/2002	25,00

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	4.100	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2001

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2000

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/1999

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENULTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	5.780	4.114	2.545
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	582.274	162.801	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	72.585

entação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

- RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
E EMPRESA				
COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	FECHADA CONTROLADA	99,99	6,30
SA COMERCIAL, INDUSTRIAL E OUTRAS				
TÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	FECHADA CONTROLADA	48,75	8,46
SA COMERCIAL, INDUSTRIAL E OUTRAS				

09.01 - BREVE HISTÓRICO DA EMPRESA

CONSTITUIÇÃO E DENOMINAÇÃO SOCIAL

A Tractebel Energia S.A., anteriormente denominada Centrais Geradoras do Sul do Brasil S. A. – GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Antônio Dib Mussi, 366, Centro.

Em cumprimento à Medida Provisória nº 1.531-11, de 17.10.1997, que determinou ao Poder Executivo promover a reestruturação da Centrais Elétricas Brasileiras - ELETROBRÁS e de suas subsidiárias, em 23.12.1997 ocorreu a operação de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL com versão de parcela de seu patrimônio para a nova sociedade denominada Centrais Geradoras do Sul do Brasil S.A. – GERASUL, constituída na própria Assembléia Geral Extraordinária que aprovou a cisão. O parque gerador da ELETROSUL foi, então, integralmente absorvido pela GERASUL, ficando as duas companhias sob o controle acionário da ELETROBRÁS.

Em 29 de janeiro de 1998 a Assembléia Geral Extraordinária da ELETROBRÁS aprovou a sua cisão parcial com versão de parcela de seu patrimônio para a nova sociedade denominada Eletrobrás Geração S.A. – ELETROGER. A mencionada AGE funcionou como assembléia de constituição dessa nova companhia. O patrimônio da ELETROBRÁS vertido à ELETROGER correspondia ao seu investimento na GERASUL ocorrendo, assim, a troca de controle acionário.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Tractebel EGI South America Ltda., anteriormente denominada Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante, ao preço de R$ 945,7 milhões.

Os acionistas da Companhia aprovaram, em Assembléia Geral Extraordinária ocorrida em 22.02.2002, a mudança de sua denominação social de Centrais Geradoras do Sul do Brasil S.A. – GERASUL para Tractebel Energia S.A.

A capacidade instalada da Tractebel Energia, incluindo a propriedade indireta na UHE Itá, é de 4.966 MW, dos quais 77,55% em usinas hidrelétricas e 22,45% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM está construindo a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual

09.01 - BREVE HISTÓRICO DA EMPRESA

possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul.
De acordo com o contrato de consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à energia assegurada da usina.

Em 16.10.2000 foi constituída a empresa Alpha Participações Ltda., com capital social no valor de R$ 151.030 mil, representado por 151.030.853 quotas, das quais a Tractebel Energia possuía 151.030.852. Essa empresa foi constituída com o propósito de adquirir, em conjunto com a Cener S/A e Itambé Participações S/A (controladas pela CSN e Companhia de Cimento Itambé, respectivamente), a totalidade das ações preferenciais que a ELETROBRÁS possuía na Itá Energética S/A – ITASA.

A operação de aquisição das ações foi realizada em 1° de dezembro de 2000, observada a proporção das ações ordinárias detidas pelas controladoras das adquirentes no capital social da ITASA. Assim, coube à Alpha adquirir 48.750.000 ações PNA e 48.750.000 ações PNB, equivalentes a 48,75% do total de cada classe dessas ações.

Em Assembléia Geral Extraordinária da ITASA realizada em 30.06.2001 foi deliberada a operação conjunta que incluiu a incorporação simultânea, pela ITASA, da Alpha, Cener e Itambé Participações, tendo em vista que as ações preferenciais de emissão da ITASA já haviam cumprido a função pela qual foram emitidas, qual seja, a obtenção de recursos para a construção da UHE Itá, não existindo mais qualquer razão para que fossem mantidas preferências na estrutura do capital social da ITASA.

Na incorporação, as ações preferenciais de emissão da ITASA foram canceladas e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações, sem, contudo, alterar o valor do capital social. Desta forma, o investimento da Companhia na Alpha passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A atividade da Tractebel Energia concentra-se na produção e comercialização de energia elétrica para distribuidoras de energia elétrica e consumidores livres. Outros produtos e serviços são desenvolvidos e oferecidos ao mercado em menor escala, aproveitando a integração e as sinergias existentes na Tractebel, destacando-se os serviços de consultoria, desenvolvimento de projetos de co-geração e operação de plantas para geração de energia elétrica, além da venda de vapor industrial.

A indústria de energia elétrica está dividida em quatro segmentos complementares: geração, transmissão, distribuição e comercialização. A atividade de geração compreende a produção de energia a partir, basicamente, de fontes hidráulicas e térmicas. A energia produzida é transmitida em grosso aos pontos de recebimento dos centros consumidores. O transporte até os consumidores finais é realizado em baixa tensão pelas distribuidoras. O segmento de comercialização está representado pela contratação de geração e revenda aos consumidores livres[1].

Após a reforma do setor elétrico, que teve início nos anos 90, os segmentos de transmissão e distribuição permaneceram monopólios regulados. A maior parte das empresas de distribuição foi privatizada; a transmissão continua de propriedade estatal e os segmentos de geração e comercialização foram abertos à iniciativa privada e expostos à livre competição.

As funções dos órgãos reguladores e coordenadores das operações do sistema foram modificadas após o processo de desverticalização e privatização das empresas. Atualmente, três principais entidades supervisionam, coordenam e exercem funções regulatórias sobre o setor elétrico:

1) A Agência Nacional de Energia Elétrica - ANEEL é o órgão regulador e fiscalizador do setor elétrico por delegação da União e exerce o papel de poder concedente, promovendo licitações para a concessão de serviços de geração, transmissão e distribuição. A ANEEL estabelece as condições gerais de contratação e tarifação da transmissão e distribuição de energia.

2) O Operador Nacional do Sistema Elétrico – ONS é responsável pelo planejamento e programação da operação do sistema, e está encarregado de realizar o despacho centralizado da geração em todo o país e contratar e administrar os serviços de transmissão da rede básica.

3) O Comitê Coordenador do Planejamento da Expansão – CCPE, que se subordina ao Ministério de Minas e Energia, está encarregado de coordenar a execução da Política Energética Nacional, definida no âmbito do Conselho Nacional de Política Energética – CNPE, e conduzir o planejamento indicativo do setor elétrico.

[1] De acordo com a Resolução ANEEL nº 244 de 13.08.98, classificam-se como consumidores livres: (1) consumidores cuja demanda contratada totalize, no mínimo, 10 MW (em tensão superior a 69 Kv); (2) consumidores ligados após 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em qualquer tensão); e (3) consumidores ligados antes de 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em tensão superior a 69 Kv). A contratação livre, nesse caso, ocorrerá somente a partir de 08 de julho de 2000.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A forte escassez que afetou o abastecimento de energia em 2001, e que se estendeu até o final de fevereiro deste ano, deu origem ao Comitê de Revitalização do Modelo Elétrico[2] cujo papel é aperfeiçoar o funcionamento institucional do setor, promovendo a maior concorrência entre os agentes, ao tempo em que busca ampliar a integração entre os segmentos de mercado com os setores regulados. Uma das principais atividades do Comitê foi a realização do Acordo Geral do Setor, em dezembro de 2001, que tratou das controvérsias regulatórias e contratuais entre os agentes, estabeleceu as regras para o futuro, a recomposição tarifária extraordinária e o financiamento do BNDES ao setor, de modo a evitar um choque tarifário.

As transações no segmento livre vão se beneficiar com a implantação do sistema de oferta de preços. O pleno funcionamento do mercado irá ser obtido com a reestruturação do Mercado Atacadista de Energia Elétrica - MAE e com o aprimoramento dos mecanismos de governança do ONS. Em síntese, os objetivos da restruturação promovida pela Câmara de Gestão da Crise de Energia Elétrica - GCE são:

1) normalizar o funcionamento do setor elétrico;
2) aperfeiçoar o mercado;
3) assegurar a expansão da oferta;
4) monitorar a confiabilidade do suprimento;
5) aperfeiçoar a interface entre o mercado e os setores regulados;
6) promover a defesa da concorrência;
7) assegurar a realidade tarifária e a defesa da concorrência; e
8) desenvolver mecanismos para o aperfeiçoamento institucional do setor.

O desenvolvimento do setor neste e nos próximos anos será marcado pelo aumento da competição entre os agentes, seguindo a regra de liberação dos contratos iniciais, pela adoção de regras mais transparentes e pela consolidação do MAE. As empresas, por seu turno, viverão um processo de adaptação, definindo suas estratégias de comercialização em conformidade com os objetivos de maximização de lucro e níveis de risco aceitáveis, ainda que submetidas aos limites da auto-contratação e às incertezas do mercado.

[2] Resolução nº 18, de 22.06.01, da Câmara de Gestão da Crise de Energia Elétrica - GCE

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

PRODUTOS E SERVIÇOS OFERECIDOS

2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
ENERGIA ELÉTRICA	91,04

sentação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

MATÉRIAS PRIMAS E FORNECEDORES

2 - MATÉRIA PRIMA / DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
CARVÃO MINERAL		NÃO	0	SIM	SIM	
CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO					32,69
ENERGIA ELÉTRICA		SIM	110.857	SIM	SIM	
INTERCONEXÃO ENERGÉTICA - CIEN	NÃO LIGADO					14,91
ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
DO ATAC. DE ENERGIA ELÉTRICA - MAE	NÃO LIGADO					13,10
ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
ERGÉTICA S.A. - ITASA	EMPRESA CONTROLADA					12,75

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
	ENERGIA ELÉTRICA	
001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	18,59
002	FURNAS CENTRAIS ELÉTRICAS S.A.	9,22
003	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	7,78
004	RIO GRANDE ENERGIA S.A. - RGE	6,51
005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	4,11
006	COMPANHIA ESTADUAL DE ENERGIA ELÉTRICA - CEEE	2,77
007	MERCADO ATACADISTA DE ENERGIA ELÉTRICA - MAE	40,25
008	OUTROS	1,81

11.01 - PROCESSO DE PRODUÇÃO

1. Processo de Produção

A energia elétrica produzida pela Tractebel Energia em 2001 foi:

- de origem hidráulica – 82,61%
- de origem térmica (pela queima de carvão mineral, óleo combustível e gás natural) – 17,39%.

Produção (Gwh)

1996 - 19.748
1997 - 19.815
1998 - 19.584
1999 - 19.623
2000 - 18.605
2001 - 29.782

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2001	2000	1999
Usina Hidrelétrica Passo Fundo - UHPF	226	1.125	958	823
Usina Hidrelétrica Salto Osório - UHSO	1.078	6.111	4.173	5.399
Usina Hidrelétrica Salto Santiago - UHSS	1.420	9.107	5.403	8.064
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.127	8.259	2.405	-
Sub-total	**3.851**	**24.602**	**12.939**	**14.286**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	932	1.035	1.091
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.326	1.635	1.852
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	2.085	2.399	1.975
Usina Termelétrica Charqueadas - UTCH	72	285	339	300
Usina Termelétrica Alegrete - UTAL	66	119	235	119
Usina Termelétrica William Arjona - UTWA	120	433	23	-
Sub-total	**1.115**	**5.180**	**5.666**	**5.337**
Total	**4.966**	**29.782**	**18.605**	**19.623**

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	69
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	70
Usina Hidrelétrica Salto Santiago - UHSS	1980	65
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	3
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 a 1974	87
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	98
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	22
Usina Termelétrica Charqueadas - UTCH	1962	79
Usina Termelétrica Alegrete - UTAL	1968	94
Usina Termelétrica William Arjona - UTWA	1999 e 2001	6

2. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causada por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.
- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

11.01 - PROCESSO DE PRODUÇÃO

3. Riscos de paralisação das atividades

Na produção de energia elétrica podem ocorrer falhas de equipamentos que afetam a produção nas usinas de geração de energia.

Os riscos inerentes ao processo produtivo da Tractebel Energia são traduzidos por taxas de indisponibilidade, classificadas em dois grupos:

- Indisponibilidade Forçada: decorrente de paralisações intempestivas de grupos geradores ou equipamentos de serviços auxiliares que venham a restringir a capacidade de produção de energia.
- Indisponibilidade Programada: decorrente de paralisações para manutenção ou revisões planejadas com antecedência.

As indisponibilidades são convertidas em valores estatísticos e utilizadas como subsídios para o cálculo da energia garantida a ser contratada.

As manutenções de máquinas e equipamentos seguem rigorosos cronogramas previstos otimizadamente, contemplados na formulação do Plano de Operação Anual do Operador Nacional do Sistema - ONS. Os mesmos podem sofrer revisões por necessidades emergenciais ou necessidades eletroenergéticas.

O fator de disponibilidade do conjunto das usinas da Companhia foi de 93,22% no exercício de 2001. As hidrelétricas tiveram uma disponibilidade de 94,71%, enquanto que nas termelétricas este fator chegou a 87,63%.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Clientes da Tractebel Energia
Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos Estados de Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à Região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. A Tractebel Energia também fornece energia elétrica diretamente a grandes consumidores, através de contratos específicos.

DISTRIBUIÇÃO

A Tractebel Energia não realiza a distribuição (varejo) da energia produzida. Esta atividade pertence a outros agentes da indústria de energia elétrica, especificamente as concessionárias distribuidoras.

MERCADOS

A Tractebel Energia atua como produtora de energia elétrica, realizando suprimentos aos Estados que formam o sistema geo-elétrico do Sul, compreendendo os Estados do Rio Grande do Sul, Paraná, Santa Catarina e Mato Grosso do Sul. Atua ainda como complementadora do mercado de energia elétrica da Região Sudeste.

No que se refere ao Mercosul, a Tractebel possui contrato com a Argentina para a compra de 300 MW, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A Companhia recebeu autorização da ANEEL, através da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre unilateralmente, quando o ONS ativa o intercâmbio da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro "MAE" está maior que o preço no Mercado Argentino "MEM".
A Tractebel Energia, através da Comercializadora do Grupo, Energy Consulting Services - ECS, já fez oferta de preço na CAMMESA "MEM", para o período do inverno argentino de 2002 (maio - outubro). Desta forma, caso haja uma situação hidrológica favorável, resultando em excedente energético na região sul do País, a Companhia poderá operacionalizar exportação de energia para o Mercado Argentino.

O consumo de energia no Brasil

O consumo de energia elétrica no País apresentou uma retração de 7,7% em 2001 em relação a 2000. Tal redução é devido, basicamente, ao Programa Emergencial de Redução do Consumo de Energia Elétrica, estabelecido pelo Governo Federal a partir de junho, tendo o mesmo sido abrandado, progressivamente, ao final do ano. A classe residencial foi a mais atingida (-11,8%) e, em seguida, a classe industrial (-6,6%).

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Nas Regiões Sudeste e Centro-Oeste, que contribuem com cerca de 60% do consumo de energia elétrica do País, a queda no consumo foi de 10,1% e 7,9%, respectivamente, quando comparados com a base de 2000. Na Região Sul, que não esteve inserida nesse Programa, o crescimento foi de apenas 1,4%.

O desempenho do PIB em 2001 acompanhou a trajetória do consumo de energia elétrica, passando de 4,3% em 2000 para 1,51% em 2001. Esse índice foi influenciado pelo racionamento de energia e a elevação de juros em 2001.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
%
Ano
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
1,6
-0,54
4,92
3,8
5,85
2,6
5,7
4,22
4,4
2,66
6,2
3,27
4,1
0,22
1,6
0,79
4,6
4,3
1,5
-7,7
Consumo Energia
PIB

Fonte: Eletrobrás (DEM) e Gazeta Mercantil.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Ultrapassadas as dificuldades do período de racionamento de energia em 2001, que afetaram as relações entre os agentes e que culminaram na revisão das regras de funcionamento do setor como um todo, a Tractebel Energia se consolidou como um dos principais agentes do novo mercado, continuando a ocupar o lugar de principal geradora privada do país.

Desde a sua privatização em setembro de 1998, a Tractebel Energia agregou 1.316 MW ao ao seu parque gerador, o que representa um crescimento de cerca de 35% à capacidade existente em 1998. Até 2005, a capacidade instalada prevista da Companhia será de 5.595 MW[1], considerando exclusivamente as obras em andamento, conforme a seguir:

	Capacidade Instalada - MW		
	setembro 1998	**até março 2002**	**até dezembro 2005 (Previsão)**
Hidrelétricas	2.724	3.920	4.060
Termelétricas	995	1.115	1.535
	3.719	**5.035**	**5.595**

O perfil de geração da Tractebel Energia, que reúne geração hidrelétrica (cerca de 78%), complementada por geração térmica (22%), possibilita a formação de um *mix* de preços compatível com o nível de risco desejado pela Companhia, sem prejuízo da competitividade de seus preços. Há que considerar também que a localização das novas usinas (Região Centro-Oeste) irá reduzir significativamente o chamado risco de submercados.

A par da sua estrutura de produção, a Companhia beneficia-se da sua inserção no Mercosul, através do contrato de aquisição de 300 MW da CIEN, o que lhe possibilita montar estratégias de comercialização que aproveitem os diferencias de preços entre os dois mercados.

O posicionamento da Companhia no processo competitivo será também fruto do desenvolvimento de novas áreas de atuação comercial, aproveitando a experiência na administração e operação de plantas de geração de diferentes portes, características e combustíveis. A experiência da Companhia no desenvolvimento de projetos de geração de energia elétrica deverá se integrar com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seu processo. A estrutura organizacional da Companhia foi revista para considerar a nova realidade do mercado e as oportunidades de negócio que irão surgir.

Tanto o processo de expansão quanto o processo de inserção em novos mercados estratégicos encontram respaldo na sólida estrutura organizacional e financeira da Companhia, e na experiência internacional de seus administradores.

[1] Isso representa um acréscimo de cerca de 11%, em relação a março de 2002, e de cerca de 50%, em relação a 1998. Em termos anuais, a taxa média de crescimento supera os 6% (dezembro de 1998 vis-à-vis dezembro de 2005).

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

A Tractebel Brasil protocolou em 20.10.1999, sob o n° 822122006, o pedido de registro da marca "TRACTEBEL" e da respectiva logomarca no Instituto Nacional de Propriedade Industrial - INPI. O processo permanece em tramitação naquele Instituto.

sentação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

PROPRIEDADES RELEVANTES

2 - TIPO DE PROPRIEDADE / ÍPIO / RVAÇÃO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
USINA HIDRELÉTRICA PASSO FUNDO - 226 MW					3 - ENDEREÇO: USINA HIDRELÉTRICA PASSO FUNDO				
RIOS DO SUL	RS	148.571,600	13,199	28	SIM	NÃO	NÃO		
USINA HIDREL. SALTO OSÓRIO - 1.078 MW					RODOVIA PR 475, KM 33				
S DO IGUAÇU	PR	44.427,286	13,251	26	SIM	NÃO	NÃO		
USINA HIDREL. SALTO SANTIAGO - 1.420 MW					RODOVIA BR 158, KM 42				
DE DO IGUAÇU	PR	195.714,893	11,412	21	SIM	NÃO	NÃO		
USINA HIDRELÉTRICA ITÁ - 1.450 MW					VOLTA DA UVA S/Nº				
A	RS	159.097,222	12,422	2	SIM	NÃO	NÃO		
IPAÇÃO EM CONSÓRCIO									
OBRA USINA HIDREL.MACHADINHO - 1.140 MW					RUA PARANÁ, 148 - BAIRRO BALNEÁRIO				
BA	SC	129.268,648	16,153	2	SIM	NÃO	NÃO		
IPAÇÃO EM CONSÓRCIO									
USINA TERMELÉTRICA CHARQUEADAS - 72 MW					RUA GEÓLOGO WHITE, S/Nº - CENTRO				
UEADAS	RS	124,334	7,308	39	SIM	NÃO	NÃO		

entação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

PROPRIEDADES RELEVANTES

- TIPO DE PROPRIEDADE / IPIO / RVAÇÃO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	3 - ENDEREÇO / 9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
USINA TERMELÉTRICA ALEGRETE - 66 MW					RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ				
ETE	RS	204,274	8,624	33	SIM	NÃO	NÃO		
COMPLEXO TERMEL.JORGE LACERDA - 857 MW					AV. PAULO SANTOS MELLO, S/Nº - CENTRO				
RI DE BAIXO	SC	2.561,322	51,468	0	SIM	NÃO	NÃO		
PLEXO É FORMADO PELAS USINAS: UTJL - A - 36 ANOS; UTLJ - B - 22 ANOS E UTJL - C - 4 ANOS									
USINA TERMEL. WILLIAM ARJONA - 120 MW					RODOVIA BR 060 - ESTRADA VICINAL				
GRANDE	MS	30.334,000	0,490	2	SIM	NÃO	NÃO		
OBRA DA USINA TERMEL. JACUÍ - 350 MW					RODOVIA RS 401, KM 27 - GRANJA CAROLA				
UEADAS	MS	2.197,165	15,765	3	SIM	NÃO	NÃO		
EDIFÍCIO SEDE					RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO				
NÓPOLIS	SC	0,992	5,830	16	SIM	NÃO	SIM	01/07/1999	30/11/2002

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

1. Emissão pública de Notas Promissórias

A Companhia emitiu, para distribuição pública, 520 Notas Promissórias, com as seguintes características:

Data de Emissão: 17.04.2002
Data de Vencimento: 14.10.2002
Prazo:180 dias
Valor: R$ 260.000 mil
Valor Nominal Unitário: R$ 500 mil
Quantidade: 520 Notas Promissórias
Garantias: As Notas Promissórias não contam com qualquer tipo de garantia
Remuneração: 103,45% do CDI, apurada em processo de bookbuilding realizado em 11.04.2002
Série: Única
Preço de Venda e Condições de integralização: As Notas Promissórias foram subscritas pelo seu valor nominal unitário, integralizadas a vista em moeda corrente nacional, no ato da subscrição
Negociação: Sistema Nota operacionalizado pela CETIP
Coordenador: Bank Boston
Banco Mandatário: Banco Itaú

Os recursos da emissão destinam-se a suprir o caixa da Companhia, em virtude do atraso da liquidação das transações de compra e venda de energia elétrica no âmbito do MAE, no período de setembro de 2000 a dezembro de 2001. Estas transações representam créditos para a Companhia em valores suficientes para resgatar os títulos quando de seus vencimentos.

O Conselho de Administração da Companhia, em reunião realizada em 10 de setembro de 2002, aprovou a 2ª Emissão Pública de Notas Promissórias no montante de R$ 260.000 mil, com as seguintes características:

Data de Emissão: 14.10.2002
Data de Vencimento: 11.04.2003
Prazo: 179 dias
Valor: R$ 260.000 mil
Valor Nominal Unitário: R$ 500 mil
Quantidade: 520 Notas Promissórias
Garantias: As Notas Promissórias não contarão com qualquer tipo de garantia
Remuneração: 105,00% do CDI
Série: Única
Preço de Subscrição e Condições de integralização: As Notas Promissórias serão subscritas pelo seu valor nominal unitário e integralizadas a vista em moeda corrente nacional, na data de emissão
Negociação: As Notas Promissórias serão negociadas no mercado de balcão, junto ao NOTA (Sistema de Notas Promissórias) operacionalizado pela CETIP

A emissão ora aprovada destina-se ao pagamento do principal da 1ª Emissão Pública de Notas Promissórias efetuada pela Companhia em 17.04.2002, com vencimento em 14.10.2002.

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

2. Autorização para construção UTE Anhanguera

Através da Resolução ANEEL nº 243, de 30 de abril de 2002, a Companhia obteve autorização para a implantação da central geradora termelétrica Anhanguera, no Município de Limeira, no Estado de São Paulo, com capacidade instalada de 278,29 MW, utilizando como combustível gás natural, e do Sistema de Transmissão de interesse restrito, pelo prazo de 30 anos, contados a partir 02.05.2002, data da publicação no Diário Oficial da União.

A central geradora será constituída de três turbogeradores, em ciclo combinado e cogeração, multi-eixo de duas unidades a gás para uma a vapor, e será implantada em duas fases sucessivas:

- Fase I - uma unidade a gás de 100,13 MW para operar inicialmente em ciclo simples e posteriormente em ciclo combinado;

- Fase II - uma unidade a gás de 100,13MW e outra a vapor de 78,03MW, com cogeração e ciclo combinado.

3. Orçamento de capital

O orçamento de capital da Companhia, para o período de 2002 e 2003 foi aprovado através da Quinta Assembléia Geral Ordinária realizada em 29 de abril de 2002, conforme abaixo demonstrado:

	Orçamento (R$ mil)	
	2002	**2003**
Investimentos		
Programa de obras		
UHE Machadinho	13.087	8.793
UTE Jacuí	249.400	267.055
UTE William Arjona	21.000	-
UTE Anhanguera 270 MW – (80%participação)	125.750	393.775
Cogeração 50 MW (100% participação)	47.166	74.865
TERMO 690 MW	836	-
Equipamentos gerais (infra-estrutura)	3.624	-
Obras de adição e substituição e outros	23.056	10.253
	483.919	**754.741**
Participação programa de obras - CEM	**27.983**	**-**
	511.902	**754.741**
Fontes		
Recursos próprios	261.919	302.961
Recursos de terceiros	249.983	451.780
	511.902	**754.741**

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

14.05 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em parceria, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia assegurada : 473 MW médios
- Operação comercial: As unidades I, II e III entraram em operação em 16.02.2002, 30.04.2002 e 16.07.2002, respectivamente.

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

2. Unidade de Cogeração Lages

2.1 Descrição Básica

O Projeto de Cogeração Lages consiste em uma planta de 25 MW de potência instalada e fornecimento máximo de 25 toneladas por hora de vapor, utilizando como combustível resíduos provenientes do processo produtivo de beneficiamento da madeira das indústrias localizadas na região de Lages, Santa Catarina. O vapor será fornecido para três indústrias situados perto da planta enquanto a energia elétrica será comercializada com qualquer consumidor livre ou com um distribuidor de energia (CELESC, CEEE etc). O prazo de construção da Unidade de Cogeração é estimado em 14 meses.

2.2 Licenças e Autorizações

A ANEEL emitiu em 10 de agosto de 2001 a Resolução n° 546, que ratifica a intenção da Companhia em implantar a Unidade de Cogeração Lages.

A FATMA emitiu em 2 de maio de 2002 a Licença Ambiental Prévia n° 007/02, que declara a viabilidade locacional da Unidade de Cogeração.

14.05 - PROJETOS DE INVESTIMENTO

O pedido de Autorização de Implantação e de Licença Ambiental de Instalação encontra-se em fase de preparação na Tractebel Energia.

3. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava.

As principais características do empreendimento são:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia assegurada: 273,5 MW médios
- Início da obra: 31 de maio de 1999

A energia a ser produzida na UHE Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

As unidades I, II e III da usina foram disponibilizadas para despacho do Operador Nacional do Sistema Elétrico – ONS, em 22.05.2002, 14.08.2002 e 25.09.2002, respectivamente.
A inauguração da Usina Hidrelétrica Cana Brava ocorreu, oficialmente, no dia 24.05.2002, com a presença de diversas autoridades, dentre as quais, o Presidente da República, Fernando Henrique Cardoso, o presidente mundial da SUEZ, Gérard Mestrallet e o presidente da Tractebel Sociètè Anonyme, Jean-Pierre Hansen.

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da Tractebel Energia, em operação e em construção, estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 11 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,92	4,64	SIM	27.044
02	FISCAL/TRIBUTÁRIA	2,34	11,81	SIM	68.751
03	OUTRAS	1,10	5,54	SIM	32.257

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

Controladora

	2001						2000
	Tractebel EGI S.A. Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	-	-	-	37	1.684	1.721	3.779
Passivo							
Fornecedores	-	289	-	-	8.896	9.185	9.857
Empr. e financ.	-	-	-	-	-	-	166.915
Controladora	-	-	-	-	-	-	42.923
Resultado							
Receitas serviços							
Administração	-	-	-	316	-	316	316
Operação e manutenção	-	-	-	-	6.142	6.142	3.743
Despesas							
Compra energia	-	-	-	-	94.787	94.787	21.015
Financeiras	2.061	-	16.283	-	-	18.344	33.975

1) O saldo em 31.12.2000, valor de R$ 42.923 mil com a Tractebel EGI South America Ltda., anteriormente denominada Tractebel Sul Ltda, controladora da Companhia, foi liquidado em 18.04.2001 pelo valor de R$ 44.984 mil. Até a data de sua liquidação, o referido valor gerou despesas financeiras no exercício de 2001 de R$ 2.061 mil.

2) O saldo em 31.12.2000, no valor de R$ 92.452 mil com a Tractebel N.V., foi liquidado em 12.06.2001 pelo valor de R$ 108.735 mil, gerando despesas financeiras durante o exercício de 2001 no valor de R$16.283 mil.

3) O saldo em 31.12.2000, no valor de R$ 74.463 mil refere-se a emissão de Floating Rate Notes, cujo detentor é a Cocetrel., integrante do grupo Tractebel. Este valor foi negociado pela Cocetrel com o BNP Paribas em 27.03.2001, deixando, a partir daquela data, de ser um passivo com empresa relacionada.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com sua controlada Companhia Energética Meridional – CEM e controlada em conjunto Itá Energética S. A. – ITASA, a seguir especificados:

- **Companhia Energética Meridional – CEM**

a) Contrato firmado em 09.04.1999, no valor global de R$ 2.502 mil, com prazo de duração de 43 meses, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados.

b) Contrato de Operação e Manutenção da Usina Hidrelétrica Cana Brava, celebrado em 05.01.2001 e aditado em 09.03.2001, com prazo de vigência de 30 anos. A CEM pagará à Tractebel Energia, pela execução dos serviços objeto do contrato, os seguintes valores, atualizados anualmente com base na variação do IGP-M:

- do primeiro ao quinto ano operacional, inclusive – R$ 420 mil ao mês;
- do sexto ao trigésimo ano operacional, inclusive – R$ 468 mil ao mês.

- **Itá Energética S. A. – ITASA**

a) Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente com base na variação do IGP-M. Nos termos do contrato, a ITASA pagará, mensalmente, diretamente à Tractebel Energia, 60,5% de 1/12 dos seguintes valores anuais:

- de 2002 a 2029 – R$ 6.144 mil;
- no ano de 2030 – R$ 4.872 mil.

b) Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de energia da Usina Hidrelétrica Itá, de propriedade da ITASA, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5.º - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.193.511 (seiscentas e cinqüenta e duas bilhões, setecentas e quarenta e duas milhões, cento e noventa e três mil, quinhentas e onze) ações, sendo 464.052.075.236 (quatrocentas e sessenta e quatro bilhões, cinqüenta e dois milhões, setenta e cinco mil, duzentas e trinta e seis) ações ordinárias nominativas, 75.069.876 (setenta e cinco milhões, sessenta e nove mil, oitocentas e setenta e seis) ações preferenciais nominativas da classe A e 188.615.048.399 (cento e oitenta e oito bilhões, seiscentas e quinze milhões, quarenta e oito mil, trezentas e noventa e nove) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1.º - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.º - As ações ordinárias nominativas, com direito a voto, e as ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

18.01 - ESTATUTO SOCIAL

§ 4.º - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.º - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos, calculados à razão de 8% (oito por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

§ 6.º - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos, calculados à razão de 6% (seis por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

§ 7.º - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.º - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1º do art. 5º.

§ 3.º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato de 3 (três) anos, permitida a reeleição.

18.01 - ESTATUTO SOCIAL

§ 1º - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

18.01 - ESTATUTO SOCIAL

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 15.000.000,00 (quinze milhões de reais);

IX - propor à Assembléia Geral a emissão de debêntures;

X - deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 15.000.000,00 (quinze milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais, ou em períodos menores, e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros, bem como sobre o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII - aprovar o Regulamento Interno da Companhia; e

XIX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28 - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna; e

III - presidir as reuniões da Diretoria Executiva.

Art. 29 - Compete ao Diretor Administrativo:

I - formular procedimentos administrativos gerais e políticas de documentação, suprimentos, serviços gerais, apoio administrativo, transporte e informática;

II - promover ações de comunicação empresarial e relações públicas; e

18.01 - ESTATUTO SOCIAL

III - formular as políticas de Recursos Humanos da Companhia.

Art. 30 - Compete ao Diretor Financeiro e de Relações com Investidores:

I - promover a administração financeira e contábil da Companhia;

II - coordenar as relações com os mercados de capitais e financeiro, prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável; e

III – implantar as políticas e coordenar a contratação de seguros da Companhia.

Art. 31 - Compete ao Diretor de Planejamento e Controle:

I - elaborar o Plano Estratégico e preparar e acompanhar o orçamento da Companhia;

II – efetuar o planejamento e programação da produção, a contabilização e comercialização de energia no MAE e operacionalizar os contratos de compra e venda de energia;

III – avaliar e monitorar o gerenciamento do risco empresarial;

IV – gerenciar os assuntos de natureza regulatória relacionados com a produção e comercialização de energia, analisar preço e riscos e propor estratégias para a comercialização; e

V – coordenar as atividades do Comitê de Gerenciamento de Risco.

Art. 32 - Compete ao Diretor de Produção de Energia:

I - promover a operação e manutenção dos ativos de geração da Companhia.

Art. 33 - Compete ao Diretor de Comercialização e Negócios:

I - efetuar a comercialização de energia de curto, médio e longo prazo;

II - desenvolver novos mercados e clientes e definir produtos a serem comercializados;

III - desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios;

IV - desenvolver e implantar o conceito TIS - Tractebel Industrial Solutions;

V - representar a Companhia no desenvolvimento e implantação de soluções industriais integradas segundo o conceito SIS - Suez Industrial Solutions; e

VI - coordenar as atividades do Comitê de Planejamento da Comercialização de Energia que, ordinariamente, deverá reunir-se quinzenalmente.

Art. 34 - Compete ao Diretor de Implantação de Projetos:

I - conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e

II - conduzir o licenciamento e comissionamento dos novos empreendimentos.

CAPÍTULO VIII
Do Comitê Estratégico

Art. 35 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO IX
Do Conselho Fiscal

Art. 36 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO X
Do Exercício Social e Demonstrações Financeiras

Art. 37 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ **1.°** - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5°, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ **2.°** - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo, o Conselho de Administração, declarar dividendos com base nas mesmas.

§ **3.°** - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.° do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ **4.°** - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5.º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios, inclusive os dividendos das ações preferenciais.

Art. 38 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO XI
Das Disposições Gerais

Art. 39 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Aprovado na 13ª Assembléia Geral Extraordinária realizada em 30.12.2002 e Protocolizada na JUCESC sob o nº 03/000386-5, em 06/01/2003

20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

Grupo 03 – 03.02/03 – POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO / DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

Atualizados para 31.12.2002

Grupo 14 – 14.05 – PROJETOS DE INVESTIMENTO

ITEM 1.1 – USINA HIDRELÉTRICA CANA BRAVA – Informada a data de início da operação comercial da III unidade.

Grupo 18 – 18.01 – ESTATUTO SOCIAL

Atualizado de acordo com 13ª Assembléia Geral Extraordinária realizada em 30.12.2002.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE